UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2024

Commission File Number: 001-39833

EZGO Technologies Ltd.

(Translation of registrant’s name into English)

Building #A, Floor 2, Changzhou Institute of Dalian University of Technology,

Science and Education Town,

Wujin District, Changzhou City

Jiangsu, China 213164

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Changes in Registrant’s Certifying Accountant

EZGO Technologies Ltd., a British Virgin Islands business company (the “Company”) is furnishing this Current Report on Form 6-K to report the termination of Wei, Wei & Co., LLP (“Wei Wei”) as its independent registered public accounting firm effective as of May 7, 2024, and that the Company has appointed HTL International, LLC (“HTL”) as successor independent registered public accounting firm of the Company effective as of the same date, and to perform independent audit services for the fiscal year ended September 30, 2024. The termination of Wei Wei and the appointment of HTL have been considered and approved by the Audit Committee and the Board of Directors of the Company on May 7, 2024.

The audit report of Wei Wei on the financial statements of the Company as of and for the years ended September 30, 2023 and 2022, did not contain any adverse opinion or disclaimer of opinion, nor was it qualified or modified as to uncertainty, audit scope, or accounting principles. There were no disagreements with Wei Wei on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, from the time of Wei Wei’s engagement up to the date of termination which disagreements that, if not resolved to Wei Wei’s satisfaction, would have caused Wei Wei to make reference in connection with its opinion to the subject matter of the disagreement. There were no “reportable events” as described in Item 304(a)(1)(v) of Regulation S-K.

The Company provided Wei Wei with a copy of this Form 6-K and requested that Wei Wei provide the Company with a letter addressed to the U.S. Securities and Exchange Commission stating whether it agrees with the above statements. A copy of Wei Wei’s letter is furnished as Exhibit 16.1 to this Form 6-K.

During the Company’s two most recent fiscal years and through the subsequent interim period on or prior to the appointment of HTL, neither the Company nor anyone on its behalf has consulted with of HTL on either (a) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Company’s financial statements, and neither a written report nor oral advice was provided to the Company that of HTL concluded was an important factor considered by the Company in reaching a decision as to the accounting, auditing or financial reporting issue; or (b) any matter that was the subject of a disagreement, as that term is defined in disagreement (as defined in Item 304(a)(1)(iv) of Regulation S-K and the related instructions) or a reportable event (as described in Item 304(a)(1)(v) of Regulation S-K).

The Company intends to use this Form 6-K and the accompanying exhibit to satisfy its reporting obligations under Item 16F(a) of its Form 20-F for the fiscal year ended September 30, 2024 to the extent provided in and permitted by Paragraph 2 of the Instructions to Item 16F of Form 20-F and plans to incorporate Exhibit 16.1 reference into its Form 20-F to the extent necessary to satisfy such reporting obligations.

This report shall be deemed to be incorporated by reference into the registration statements of the Company on Form F-3 (File No. 333-272011 and 333-263315) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit No.	Description
16.1	Letter from Wei, Wei & Co., LLP, dated May 8, 2024

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 8, 2024	EZGO Technologies Ltd.

	By:	/s/ Jianhui Ye
	Name:	Jianhui Ye
	Title:	Chief Executive Officer

2